EXHIBIT 99.1

80% of the EVX-01 vaccine targets trigger a tumor-reactive immune response - Evaxion presents striking EVX-01 data at the AACR Annual meeting

  80% of EVX-01 vaccine targets triggered a tumor-specific immune response, a substantially higher frequency than what has been reported for other similar vaccine candidates
  The data underscores the precision of Evaxion’s AI-Immunology™ platform in selecting therapeutically relevant vaccine targets
  New findings show EVX-01 inducing a robust and durable immune response, further enhanced by booster immunizations
  The ongoing phase 2 trial with EVX-01 remains on track for two-year data readout in the second half of 2025

COPENHAGEN, Denmark, April 28, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new data underscoring the ability of cancer vaccine EVX-01 to drive a targeted and robust immune response. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer).

New immune data from the ongoing phase 2 trial with EVX-01 will be presented at a poster session tomorrow at the American Association for Cancer Research (AACR) Annual Meeting taking place in Chicago. The data demonstrates that 80% of EVX-01 vaccine targets triggered a tumor-specific immune response.

In earlier interim analyses presented at the ASCO and ESMO 2024 meetings, a vaccine target hit rate of 71% and 79%, respectively, was demonstrated. Now, with more long-term patient samples analyzed, we’ve improved this hit rate to 80%, reinforcing the potential of EVX-01 as a new and effective treatment for a broad range of solid tumors.

“We are excited to report yet another positive set of data for our lead vaccine candidate EVX-01. Its ability to trigger an immune response is unprecedented compared to what has been reported by others. We are further encouraged by the data showing this response to be strong and long-lasting and increasing with additional booster immunizations. The data package for EVX-01 gets stronger and stronger and we are eagerly anticipating the two-year clinical readout,” says Birgitte Rønø, CSO of Evaxion.

The trial previously yielded strong interim one-year clinical data and remains on track for readout of two-year clinical data in the second half of 2025. Additionally, the trial has been extended with a third year, allowing for a more comprehensive assessment of the full potential of EVX-01.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

AACR presentation details:

Abstract title:	T-cell immunogenicity and biomarker profiling in advanced melanoma patients receiving the personalized vaccine EVX-01 in combination with pembrolizumab
Abstract#:	4538
Poster#:	9
Session (category):	Immune responses to therapies including chemotherapy and radiotherapy (Clinical research)
Location:	Poster section 28
Date/Time:	April 29, 2025, at 9am-12pm CST/16-19 CET
Presenter:	Mads Lausen Nielsen, PhD, Project Manager at Evaxion

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In clinical trials, EVX-01 has demonstrated 69% and 67% Overall Response Rates in patients with advanced melanoma. Further, significant correlations between clinical responses and AI-Immunology™ predictions have been observed, underlining the predictive power of the platform.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

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